STATEMENT OF FINANCIAL CONDITION
(Unaudited)

Directed Services LLC
December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39104

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Directed Services LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1475 Dunwoody Drive, Suite 200
(No. and Street)

West Chester	PA	19380
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Gelfand	(610)249-9447	BDCompliance@venerable.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

The Registrant qualifies for the single issuer exemption under Paragraph (e)(1)(i)(A) of Rule 17a-5 of the Securities Exchange Act
(Name – if individual, state last, first, and middle name)

of 1934 and therefore is not required to engage an independent certified public accountant to certify its annual report.
(Address) (City) (State) (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Richard Gelfand__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Directed Services LLC__ , as of __December 31__ , __2025__ , is true and correct. The Registrant qualifies for the single issuer exemption under Paragraph (e)(1)(i)(A) of Rule 17a-5 of the Securities Exchange Act of 1934 and therefore is not required to engage an independent certified public accountant to certify its annual report:

- Since June 1, 2018, the business of Directed Services LLC (the "Firm" or "DSL") has been limited to acting as a principal underwriter for a single issuer affiliate Venerable Insurance and Annuity Company ("VIAC"), formerly known as Voya Insurance and Annuity company. Moreover, VIAC's business is limited to administering existing contracts either written directly prior to June 1, 2018, or novated to it from Equitable Financial Life Insurance Company pursuant to an assumption reinsurance agreement. Such administration can include receipt and processing of additional premium payments to be added to existing contracts.

- The product prospectuses, contracts, statements, etc. advise customers to make additional premium checks payable to VIAC, the issuer of the contracts. While the Firm is referenced as the principal underwriter for VIAC's variable insurance products, during my tenure with the organization, I am not aware of any instances in which a premium check was made payable to the Firm. With that said, because the mail room is the same for the Firm and VIAC, should a check be received that is payable to the Firm, it would be immediately given to the Cash Operations team to be deposited and applied to the corresponding customer contract. The Firm will promptly transmit to the issuing insurance company (the "issuer") all funds received to be directly credited to the contract owner's account with the issuer. The Firm relies upon the issuer to apply those funds to the corresponding contract owner's account and issue confirmation statements, as applicable.

- The Firm does not hold funds or securities for customers or owe money or securities to customers.

I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Richard Gelfand_

Title: _____

Financial Operations Principal

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Directed Services LLC
Statement of Financial Condition - Unaudited*
December 31, 2025

Contents

* The Registrant qualifies for the single issuer exemption under Paragraph (e)(1)(i)(A) of Rule 17a-5 of the Securities Exchange Act of 1934 and therefore is not required to engage an independent certified public accountant to certify its annual reports.


Directed Services LLC
Statement of Financial Condition - Unaudited
December 31, 2025


Assets

Cash	$	2,642,782
Distribution fee receivable		2,618,464
Receivable from parent		18,505
Commission and concessions receivable, net of allowance of $4		26
Prepaid expenses		5,171
Total assets		5,284,948

Liabilities and member's equity

Liabilities:

Commissions and concessions payable		1,559,823
Payable to affiliates		1,559,091
Accounts payable and other accrued liabilities		224,000
Total liabilities		3,342,914

Contingencies (Note 6)

Member's equity		1,942,034
Total liabilities and member's equity	$	5,284,948


The accompanying notes are an integral part of these financial statements.

1


1.   Nature of Business and Ownership

Directed Services LLC (the "Company") operates as a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a single member limited liability company, and the limited liability company agreement provides that neither the member nor any manager shall be liable for the liabilities of the Company. The Company is also registered as a broker/dealer with the appropriate state authorities and U.S. jurisdictions/territories, as applicable. The Company services variable insurance products previously sold and/or serviced through FINRA third-party member firms (each a "Selling or Servicing Broker/Dealer" and together the "Servicing Broker/Dealers") that the Company has a sales/servicing agreements with and also, when and where appropriate, agreements with the affiliated insurance agency of each Servicing Broker/Dealer. The variable insurance products were previously issued by, or novated to, Venerable Insurance and Annuity Company ("VIAC"), a Company affiliate, and supported by VIAC separate accounts. As of June 1, 2018, VIAC ceased offering and the Company ceased wholesaling new products. The Company is a wholly owned subsidiary of Venerable Holdings, Inc. ("Venerable Holdings" or the "Parent") and ultimately of VA Capital Company, LLC ("VA Capital").

VIAC entered into an assumption reinsurance agreement whereby certain variable annuity contracts would be novated from Equitable Financial Life Insurance Company ("Equitable Financial"), an insurance company domiciled in the State of New York, to VIAC. The first such novation under this agreement occurred on January 17, 2025, and VIAC replaced Equitable Financial as the insurer of the contracts, VIAC assumed all the rights, obligations, and liabilities under the terms of the contract, and VIAC became the servicing company for contract inquiries and transactions. As a result and also effective January 17, 2025, the Company became the wholesale distributor of the novated variable annuity contracts.

The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. Accordingly, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash represents cash on deposit.

Commissions, Concessions and Distribution Fee Receivables

Commissions, concessions and distribution fee receivables are shown at their net realizable value. Uncollectible receivables are charged to operations during the period they are determined to be uncollectible.

Liabilities Subordinated to the Claims of General Creditors

As of December 31, 2025, the Company had no liabilities subordinated to the claims of general creditors.

Segment Reporting

FASB Accounting Standards Update 2023-07, Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures ("ASU 2023-07") defines an operating segment as a component of a public entity that engages in business activities from which it may recognize revenues and incur expenses, has operating results that are regularly reviewed by the public entity's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segment and assess its performance, and has discrete financial information available. The Company's CODM is its Chief Executive Officer. The Company has a single operating segment, as the CODM monitors the operating results of the Company as a whole. Segment assets are reflected on the accompanying Statement of Financial Condition as "Total assets". The segment Member's equity, which is used by the CODM to ensure the Company meets its net capital requirements per the SEC Uniform Net Capital Rule (Rule 15c3-1), is consistent with the Company's Member's equity, as presented in the accompanying Statement of Financial Condition.

Subsequent Events

On January 1, 2026, Venerable Holdings closed a transaction with Corebridge Financial, Inc. ("Corebridge"). As part of that transaction, Venerable acquired SunAmerica Asset Management, LLC ("SAAMCo"), an SEC-registered investment adviser, from Corebridge.

SAAMCo has been, and will continue to be, the investment adviser and manager of the SunAmerica Series Trust ("SAST") and the Seasons Series Trust ("SST"), two non-retail, insurance dedicated, registered open-end management investment companies, each consisting of a number of separately designated series representing separate mutual funds, whose shares are offered as investment options in variable annuities issued by four insurance companies that are not affiliated with Venerable, and DSL will be the principal underwriter for these mutual funds.

The four unaffiliated insurance companies are (i) American General Life Insurance Company; (ii) the United States Life Insurance Company in the City of New York; (iii) The Variable Annuity Life Insurance Company; and (iv) the Nassau Life Insurance Company. Each of these insurance companies has its own principal underwriter/distributor, which is not DSL. DSL's only involvement with the insurance companies is to act as the principal underwriter for each mutual fund series of SAST and SST, whose shares are offered as investment options in variable annuities issued by these insurance companies, for which SAAMCo is the investment adviser and manager to such mutual fund series.

The transaction with Corebridge, including DSL's assumed role of serving as the principal underwriter for each mutual fund series of SAST and SST, will not have a material financial impact on the Company's financial statements.

Effective January 16, 2026, the second novation under the assumption reinsurance agreement as described in Note 1 occurred, with the Company in turn becoming the wholesale distributor of the respective novated variable annuity contracts.

The Company is not aware of any other events occurring subsequent to December 31, 2025 that may have a material effect on the Company's financial statements. The Company evaluated subsequent events for recognition and disclosure through the date of financial statement issuance.

3. Income Taxes

The Company is a single member limited liability company. For income tax purposes, the Company is not treated as a separate taxable entity. The Company's income, gains, losses, deductions and credits for the year ended December 31, 2025 are included in the federal income tax return of VA Capital whether or not an actual cash distribution is made during its taxable year. As such, no federal income taxes are reflected for the year ended December 31, 2025. Certain items will be deducted in different periods for tax purposes from those used for financial reporting purposes. These temporary differences are reflected at Venerable Holdings due to the Company's status as a disregarded entity for tax purposes.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, *Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

The Company is not under examination by any taxing authorities.

4. Related Party Transactions

The Company acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the products insured by, or novated to, VIAC, an affiliate of the Company. As of December 31, 2025 the net amount due to VIAC for these activities of $1,199,745 is reported in Payables to affiliates in the Statement of Financial Condition.

The Company is allocated a portion of general administrative expenses from its affiliates based on volume, number of personnel, and activity. As of December 31, 2025, accrued expenses of $359,346 are reported in Payables to affiliates in the Statement of Financial Condition. In addition, as of December 31, 2025, general administrative expenses of $18,505 paid on behalf of the Parent are reported in Receivable from parent in the Statement of Financial Condition.

Amounts reported in the Statement of Financial Condition related to transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its Parent.

Receivables and payables with affiliates are settled in cash on a regular basis.

5. Employee Benefit Plans

The employees of affiliated companies providing services to the Company are covered by employee benefit plans that are administered by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2025 and relied on its affiliated companies to cover all eligible employees. All benefits paid by these affiliates are charged back to the Company for reimbursement.

6. Contingencies

The Company is from time to time party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on the Company.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual is made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual is made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the reasonably possible range of losses in excess of reserves. As of December 31, 2025, the aggregate range of reasonably possible losses in excess of any amounts accrued for these matters as of such date, is not material to the Company

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantifications of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts, and the progress of settlement discussions. On an ongoing basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss.

As of December 31, 2025, the Company was not a party to any litigation or arbitration, nor was it involved in any informal or formal governmental or self-regulatory inquiry or investigation.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 12 to 1.

As of December 31, 2025, the Company had net capital of $1,918,332 which was $1,695,471 in excess of its required net capital of $222,861. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2025 was 1.74 to 1.